

December 18, 2012

<u>Via Email</u>
Mr. Jerome Letter
Chief Financial Officer
InterMedia Outdoor Holdings, Inc.
43445 Business Park Dr., Suite 103
Temecula, CA 92590

> **Re: InterMedia Outdoor Holdings, Inc.**
> **Form S-4**
> **Filed November 21, 2012**
> **File No. 333-185106**

Dear Mr. Letter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you intend to file tax opinions for both companies as well as an opinion regarding the validity of the securities being registered. Please do so in the next amendment or as soon as practicable to allow us time to review your opinions.

2. Given the significant interest InterMedia Partners will hold in IMOH after the merger, please confirm that the merger is not an initial step in a going private transaction.

3. Please remove language which qualifies the various discussions in the registration statement/proxy by reference to the documents in the annex or elsewhere. Your discussions should cover all material aspects of the relevant agreements, documents and background information.

Questions and Answers about the Special Meeting and the Proposed Transaction, page 1

What will stockholders of Outdoor Channel and equity holders of IMOTSC receive in the mergers?

4. If a stockholder elects the Stock Consideration and there is no proration, it does not appear that a shareholder could receive fractional shares of IMOH common stock. Therefore please explain the reference to fractional shares in connection with the Stock Consideration.

Summary, page 12

5. We note your disclosure on page 15 indicating the maximum equity ownership the Massie parties are expected to hold following the merger. Clarify what form of consideration the Massie parties and other members of Outdoor Channel management are expected to elect in the merger.

Risk Factors, page 32

Service providers could discontinue or refrain from carrying IMOTSC's content, or decide to not renew IMOTSC's distribution agreements, which could substantially reduce the number of viewers and harm business and IMOTSC's operating results, page 38

6. If practicable, disclose the percentage of your total viewers that receive your programming on basic, digital basic, expanded digital and specialty tiers.

IMOTSC's use of NOL carryforwards could be limited by ownership changes, page 47

7. We note the statement "IMOTSC cannot be certain that future ownership changes, taken together with those occurring as a result of the mergers, will not limit or deny in full its future utilization of all available NOLs." We further note that the Outdoor Channel Board cited as a reason to support the merger the "benefit from significant tax attributes retained by IMOH." Please more fully discuss this risk, including why Outdoor Channel's Board believes the tax assets described will be available to IMOH and what future ownership changes would result in the loss of these benefits.

Cautionary Statement Regarding Forward-Looking Statements, page 48

8. Revise here and elsewhere to clarify that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to IMOH and IMOTSC as they are not already public reporting companies.

Overview Of InterMedia Outdoors Holdings, LLC's Business, page 52

9. We note reference to information provided by third parties throughout this section. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Proxy Solicitation, page 62

10. We note that Outdoor Channel's directors, officers and other employees may solicit stockholders by telephone, in person or by other means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response letter.

Background of the Proposed Transaction, page 65

11. Disclosure throughout this section indicates that the Outdoor Channel Board considered potential strategic alternatives and the potential advantages and disadvantages of those alternatives. Revise to clearly explain each alternative considered and the advantages and disadvantages to each alternative.

12. We note that as part of its exploration of the expressions of interest received in 2010, the Outdoor Channel Board created a special committee of disinterested directors. Please disclose whether the Board considered creating such a special committee for the negotiations which took place in 2011 and 2012.

13. At the time that the Outdoor Channel Board authorized management to enter into exclusivity with IMOTSC (based in part on Party A's failure to deliver a fully financed proposal), confirm that IMOTSC's proposal at that time was fully financed.

14. The disclosure on page 70 indicates that on October 9, 2012 Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status of discussions with InterMedia Partners, including the "composition of the management of the combined company." Disclose with specificity the role Messrs. Hornish and Allen played in negotiating the composition of IMOH's management. We note that these individuals will serve as IMOH's President and Chief Executive Officer and Chief Financial Officer and Chief Operating Officer respectively.

15. Please revise this section as follows:

- Disclose the substance of the May 31, 2012 call regarding IMOTSC's magazine business;
- Disclose the general nature of the questions Outdoor Channel's Board asked of Mr. Kern on August 2, 2012;

- Disclose the "certain key findings" referenced in the last sentence of the first paragraph on page 69;
- Disclose the substance of the September 6, 2012 diligence discussions regarding the publishing business of IMOTSC;
- Disclose the material findings of the "due diligence then performed to date" and the results of the third party due diligence regarding the publishing business" noted in the discussion of the September 11, 2012 special meeting; and
- Disclose the "outstanding terms of the proposed merger agreement" referenced within the discussion of the October 9, 2012 special meeting.

Outdoor Channel Reasons for the Outdoor Channel Merger, page 72

16. Revise to elaborate how Outdoor Channel's "anticipated operating performance and competitive condition," "current financial condition," and "forecasts of Outdoor Channel's financial condition and results of operations" impacted the Board's decision.

17. Specify that appraisal rights will only be available for any shares of Outdoor Channel common stock for which a stockholder did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration.

18. Please list the anticipated "significant operating synergies" between the companies referenced on page 74 or clarify that the tax attributes described constitute the entirety of these synergies. Quantify the synergies and tax benefits.

19. Please expand upon your statement on page 74 that "the mergers are likely to be completed in light of the nature of the closing conditions contained in the merger agreement."

20. Please tell us whether the Board considered the fact that the merger consideration elected by shareholders is subject to proration in coming to its determination to recommend the merger. Include this factor within the list of factors considered if appropriate.

21. Reconcile the statement that "the Outdoor Channel Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Outdoor Channel Board…" with your categorization of factors "that were positive reasons to support the merger" as opposed to the "potentially negative aspects of the merger and consequences of announcing the merger."

Certain Financial Projections, page 76

22. The financial projections provided do not appear to include all material financial projections and estimates provided to Lazard. For example, the information provided does not appear to include the financial forecasts and other estimates used to conduct the

discounted cash flow analyses discussed on page 83. As another example, the information provided does not include the estimates and data pertaining to the potential net cost synergies and tax benefits discussed on page 79. Please disclose all material information, analyses, estimates and forecasts provided to Lazard regarding the company as well as the bases for and the nature of the material assumptions underlying these items.

23. Detail the adjustments made by Outdoor Channel's management to the projections related to IMOH prepared by IMOTSC's management and the reason for those adjustments.

Opinion of Outdoor Channel's Financial Advisor, page 78

24. Please provide us with any analyses, reports, presentations or similar materials, including projections and board books, provided to or prepared by Lazard in connection with rendering the fairness opinion. Please also provide us with a copy of the engagement letter with Lazard. We may have further comment upon receipt of these materials.

Selected Companies Analyses, page 81

25. Discuss with greater specificity the criteria used to determine the comparable companies used in the analysis of selected publicly traded companies. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. Provide similar information regarding the companies considered for IMOH's Print Division. Explain why both Pure Play and Diversified Companies were considered in each of the analyses Outdoor Channel and IMOH Network/Television analyses.

26. Explain how Lazard determined the specific range of multiples to use for Outdoor Channel and IMOH. We note that the range used falls outside of the range calculated for the Selected Diversified Companies.

27. Quantify the values used for the estimated net present value of the tax benefits and the potential net cost synergies referenced here and under the Discounted Cash Flow Analyses section.

Selected Precedent Transactions Analysis, page 82

28. Please discuss with greater specificity the criteria used to determine the precedent transactions. For example, disclose whether Lazard limited the pool of candidate transactions to within a certain time period. Tells us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

29. Please disclose the Nielsen subscriber information used for each of the targets.

30. Given the broad range of Nielsen subscriber multiples of $3.06 to $17.71 derived, please explain why Lazard determined to use a range of $3.00 to $5.00 for Outdoor Channel.

Discounted Cash Flow Analysis, page 83

31. Revise to disclose why Lazard chose the perpetuity growth rates and discount rates used in each of the analyses. See Item 1015(b)(6) of Regulation M-A.

Miscellaneous, page 84

32. The Background of the Proposed Transaction section indicates that Lazard acted as your financial advisor since 2010. Please disclose the amount of compensation Lazard received for its services over the past two years or confirm that the consideration contingent upon the merger will be the only consideration received. See Item 1015(b)(4) of Regulation M-A.

IMOTSC Management's Discussion And Analysis Of Results Of Operations And Financial Condition Of InterMedia Outdoors Holdings, LLC, page 130

Overview and Strategy, page 131

33. We note your Overview and Strategy section just provides a brief description of your business, but does not discuss matters on which your executives focus on. Please consider discussing, in the business overview section of your MD&A the most important matters on which your executives focus in evaluating financial condition and operating performance. Also consider discussing, in the business overview section of your MD&A, your past and future initiatives and strategies. This may provide investors insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which you are most focused for both the short and long term, as well as the actions you are taking to address these opportunities, challenges and risks. For example we note that there has been increase in advertising rates and momentum. There has also been an increase in television work for hire shows produced by the company. Refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 which is located on our website at www.sec.gov/rules/interp/33-8350.htm.

Segment Results Of Operations, page 136

34. We believe your segment results of operation disclosures should include separate quantification and discussion of changes in significant components that caused the line items to materially vary (or not vary when expected to). While you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, for your network and digital media segment you attribute the change in cost of revenues for the nine months ended September 30, 2012 due to production costs from incremental television work for hire projects. Also, on page 141 you do not explain why you experienced the "softness in magazine newsstand sales" which led to a decreased in circulation revenue during the year ended December 31, 2011. We believe your disclosures could be improved and made more user-friendly by:

- Refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors that contributed to the material variance; and
- Ensuring that all material factors are quantified and analyzed.

35. Where line item changes reflect a known trend please discuss these trends with specificity. For example, we note the following apparent trends:

- Revenues in the Network and Digital Media segment have grown materially. Please discuss this trend and explain the impact "free carriage periods" and the expiration thereof have on your financials.
- Circulation revenues increased in the Publishing segment during the nine months ended September 30, 2012 after declines in each of the other reported periods. Describe what factors reversed this trend.
- Expenses related to employees decreased in all three of your segments during certain periods due to reductions in headcount. Explain management's determinations to reduce headcount.

Critical Accounting Policies and Estimates, page 132

36. Please tell us in detail why you believe your trademarks and tradenames are indefinite lived assets. In your response discuss how you applied the guidance in the accounting literature.

37. We note that goodwill is about 45% of your total assets. Given the significance of your goodwill balance, please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values of operations and goodwill for such reporting units, in the aggregate or individually, if

impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value as of the most recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the methodology and material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumption.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Board Of Directors, Board Committees And Executive Officers Of IMOH, page 152

38. Please ensure that this section meets the requirements of Item 401 of Regulation S-K. For example, revise to provide the information required by Item 401(e).

Consolidated Financial Statements of Intermedia Outdoors Holdings, LLC

Consolidated Statements of Operations, page F-2

39. Please tell us why you believe "Distribution, circulation & fulfillment" and "Editorial" expenses should not be included as part of cost of revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director